Exhibit 12.01

VALERO L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Quarter Ended March 31, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$40,502	$110,069	$77,074	$67,177	$52,350	$42,694
Add:
Fixed charges	17,914	46,211	21,625	16,443	5,492	4,203
Amortization of capitalized interest	26	80	60	55	48	39
Distributions from joint ventures	1,524	4,657	1,373	2,803	3,590	2,874
Less: Interest capitalized	(468)	(1,008)	(192)	(123)	(255)	(298)

Total earnings	$59,498	$160,009	$99,940	$86,355	$61,225	$49,512

Fixed charges:
Interest expense (1)	$15,994	$41,616	$20,630	$15,291	$4,968	$3,721
Amortization of debt issuance costs	179	622	407	740	160	90
Interest capitalized	468	1,008	192	123	255	298
Rental expense interest factor (2)	1,273	2,965	396	289	109	94

Total fixed charges	$17,914	$46,211	$21,625	$16,443	$5,492	$4,203

Ratio of earnings to fixed charges	3.3x	3.5x	4.6x	5.3x	11.1x	11.8x

(1)	The “interest and other expenses, net” reported in Valero L.P.’s consolidated statements of income for the three months ended March 31, 2006 and the year ended December 31, 2005 includes investment income of $477,000 and $850,000, respectively and includes other income (expense) of $231,000 and ($2,237,000), respectively.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.